DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

209,121

8. SHARED VOTING POWER
21,797

9. SOLE DISPOSITIVE POWER
522,662
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

522,662

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.81%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

27,780

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER
27,780
__________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
27,780

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..15%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


This statement constitutes Amendment # 1 to the Schedule 13d filed on July 13, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the 10k filed on 3/15/2006 there were 18,589,098 shares outstanding as of 3/13/2006. The percentage set forth in this item (5a) was derived using such number.

The aggregate number of shares beneficially owned by Mr.
Goldstein and Mr. Dakos are less than 5%. Hence no further filings are required.

c. During the last sixty days the following shares of common stock were sold:

Andrew Dakos
Date    Quantity    Price
3/28/2006      23048     $   13.40
3/20/2006      5,000.00  $   13.00
3/16/2006      10,060.00 $   12.97
3/15/2006      5,000.00  $   12.88
3/14/2006      15,000.00 $   12.79
3/9/2006       2,000.00  $   12.65
3/8/2006       5,000.00  $   12.50
3/6/2006       5,100.00  $   12.55
3/2/2006       5000 $   12.30
2/23/2006      1,700.00  $   12.27
2/23/2006      10563     $   12.35
2/17/2006      7,844.00  $   12.35
2/15/2006      10,000.00 $   12.19
2/14/2006      6,606.00  $   12.15
2/14/2006      15,000.00 $   12.16
2/9/2006       30,000.00 $   11.87
2/7/2006       3,850.00  $   11.80
2/6/2006       40,000.00 $   11.75


Phillip Goldstein
3/29/2006       4026     $       13.49
3/29/2006       9418     $       13.50
3/29/2006       5000     $       13.50
3/28/2006       29100    $       13.40
3/28/2006       5000     $       13.39
3/28/2006       2500     $       13.40
3/27/2006       10000    $       13.30
3/27/2006       3391     $       13.30
3/27/2006       5000     $       13.30
3/27/2006       2500     $       13.29
3/24/2006       37481    $       13.16
3/24/2006       3500     $       13.15
3/24/2006       9800     $       13.17
3/24/2006       5000     $       13.16
3/23/2006       4400     $       13.10
3/23/2006       4800     $       13.10
3/22/2006       2500     $       13.00
3/21/2006       9250     $       13.02
3/21/2006       2500     $       13.01
3/20/2006       24000    $       13.00
3/20/2006       10000    $       13.00
3/16/2006       125000   $       13.00
3/16/2006       3500     $       12.90
3/16/2006       15000    $       13.00
3/16/2006       5000     $       13.00
3/14/2006       50000    $       12.93
3/14/2006       700 $       12.88
3/10/2006       2280     $       12.70
3/10/2006       1300     $       12.69
3/9/2006           260   $       12.67
3/9/2006           5000  $       12.60
3/8/2006           4000  $       12.51
3/7/2006           5300  $       12.60
3/6/2006           13100      $       12.56
3/6/2006           5000  $       12.55
3/3/2006           12000      $       12.36
3/2/2006           1900  $       12.36
3/2/2006           5000  $       12.30
3/2/2006           5000  $       12.35
3/1/2006           5000  $       12.37
3/1/2006           5000  $       12.30
2/23/2006       50       $       12.40
2/22/2006       6000     $       12.37
2/22/2006       134 $       12.36
2/21/2006       1210     $       12.35
2/17/2006       20000    $       12.32
2/16/2006       28778    $       12.30
2/16/2006       100 $       12.30
2/15/2006       15000    $       12.20
2/14/2006       24000    $       12.15
2/14/2006       29500    $       12.15
2/14/2006       500 $       12.16
2/14/2006       400 $       12.17
2/14/2006       10000    $       12.15
2/14/2006       5000     $       12.16


d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/30/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos